

May 23, 2011

Via Facsimile
Michael Metcalf
Chief Executive Officer
Voice Assist, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, California

Re: **Voice Assist, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 8-K Filed November 12, 2010
File No. 333-149446

Dear Mr. Metcalf:

We have reviewed your response dated March 18, 2011 and your Form 10-K/A filed March 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 14(1) Audit Fees, page 37

2. We reviewed your response to comment one in our letter dated December 28, 2010. Please revise your disclosure in future filings to disclose aggregate fees billed for each of the last two fiscal years for the audit of your annual financial statements and review of your interim financial statements. Please note, for example, disclosure in your December 31, 2010 Form 10-K should report audit and review fees billed for fiscal years 2010 and 2009, as opposed to fiscal years 2009 and 2008, irrespective of whether fees for 2010 were billed subsequent to year end.

Form 8-K filed November 12, 2010

3. In response to comments two, three, seven, eight, and nine in our letter dated December 28, 2010, you indicate that you have complied with the comments in an amended Form 8-K. Please file the referenced amendment. We may have further comment after reviewing the amended document.

SpeechPhone LLC and Related Entities Combined Financial Statements For the Six Months Ended June 30, 2010 and 2009 (Unaudited)

Note 1. The Company, page F-4

4. We reviewed your response to comment four in our letter dated December 28, 2010. Given that Mr. Metcalf had 23%, 25% and 50% voting interests in SpeechPhone, LLC, MDM Intellectual Property, LLC and Voice Assist, LLC, respectively, please tell us how you nonetheless concluded that Mr. Metcalf had a controlling interest in these entities and thus common control existed among all of the combined entities. If Mr. Metcalf controlled these entities by contract, please explain in detail and relate your fact pattern to the guidance in ASC 810 regarding consolidation of entities controlled by contract.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Donald J. Stoecklein